Exhibit 21.1

NORTHSTAR HEALTHCARE INCOME, INC.
List of Significant Subsidiaries

Formation
Entity Name	Jurisdiction
NorthStar Healthcare Income Operating Partnership, LP	Delaware
TRS NT-HCI, LLC	Delaware
Aqua Property NT-HCI, LLC	Delaware
Aqua Operations NT-HCI, LLC	Delaware
Watermark Aqua Owner, LLC	Delaware
Watermark Aqua Operator, LLC	Delaware
Healthcare GA Holdings NT-HCI, LLC	Delaware
Watermark Parkview, LLC	Delaware
SML Holdings NT-HCI, LLC	Delaware